Exhibit 2

SUMMARY OF TERMS

July 3, 2018

This Summary of Terms is not a binding agreement and is subject to, among other things, approval by Andrew Sealfon (“Sealfon”) and the Board of Directors of Repro Med Systems, Inc, (“RMS”). No binding commitments (except as set forth in the “Expenses” and “Confidentiality” paragraphs below) shall be created until the execution and delivery of definitive agreements acceptable to all parties (the “Effective Date”).

Resignation:	As of the Effective Date, Andrew Sealfon shall resign as an officer, employee and director of RMS.

Severance:

Consulting:

Share Purchase:

Release:

Public Announcements:

Other Provisions:

Expenses:

Confidentiality:

IN WITNESS WHEREOF, the parties hereto have executed this Summary of Terms as of the date first written above.

REPRO MED SYSTEMS, INC.

By:
Name:
Title:

ANDREW SEALFON